

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2020

James Woodall
Chief Financial Officer
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville , Florida 32204

>   **Re: Fidelity National Information Services, Inc.**
>   **Form 10-K**
>   **Filed February 20, 2020**
>   **File No. 001-16427**

Dear Mr. Woodall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed February 20, 2020

Executive Compensation, page 101

1.   We note that adjusted earnings per share and total shareholder return are used to set your performance-based cash incentives and performance-based equity incentives, respectively. We also note disclosure in your Form 10-K related to common stock repurchases that occurred from 2017 to 2019. In future filings, please discuss if and how the share repurchases affected the manner in which the Compensation Committee set the relevant targets used in your compensation plan and determined whether such targets were met.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows at (202) 551-3322 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Daniel Morris at (202) 551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Robert Rachofsky